                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                   Pursuant to Rule 13-z-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of February 2004

                            Viceroy Explorations Ltd.
                       Suite 520 - 700 West Pender Street
                                 Vancouver, B.C.
                                 Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                Form 20-F: [X]    Form 40-F: [     ]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  [    ]                No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant: Viceroy Explorations Ltd.
            /s/ Michele Jones


Date: March 8, 2004


Name:      Michele Jones
           Title: Corporate Secretary

                                                 570 Granville Street, Suite 900
                                                     Vancouver, British Columbia
                                                                 Canada, V6C 3P1
(VICEROY LOGO)                             Tel 604. 669.4777 / Fax 604. 696.0212


                                  NEWS RELEASE

                           GUALCAMAYO PROJECT - UPDATE

VANCOUVER, BRITISH COLUMBIA, FEBRUARY 19, 2004 (TSX Venture:VYE; VCRYF:OTC) - VICEROY EXPLORATION LTD. (the "Company") is pleased to report the most recent assay results from the systematic mapping and sampling program conducted on the Amelia Ines and Magdalena areas of the Gualcamayo project in San Juan Province, Argentina.

Previous assay results from the property were reported in the news release of December 3, 2003. The new results are summarized on the accompanying table and confirm the continuity of the mineralized breccia systems at the Magdalena and 3D targets. The complete 2003/2004 assay result locations are highlighted on Figure 1.

                                     TABLE 1
                         CONTINUOUS CHIP SAMPLE RESULTS

              LOCATION                              SAMPLE INTERVAL (m)                AU G/T
              --------                              ------------------                 ------
              Magdalena                                   24.7                          7.46
                                                          34.7                          2.32
                  Including                               19.2                          3.35
              Target 3D                                   22.5                          2.66

Geological mapping and sampling has now been completed in preparation for a drilling program which will commence by April 2004. The company plans to drill the Amelia Ines, Magdalena and 3D targets. Drilling is also planned for the main QDD zone in order to add to resource confidence and further test the current structural model. A total of 4500m of drilling is planned for this first phase.

The Company has also received the check assay results on historical drilling completed on the Amelia Ines and Magdalena targets by Anglo American Corporation ("Anglo"). The results confirmed the reliability of the historical assaying, and enable the Company to rely on the assays from core drilling completed by Anglo in the 1980's on Amelia Ies and Magdalena targets.

To date, the Company has received 338 individual analyses of re-split core, both from surface and underground holes. The sampling program was under the supervision of Mr. Rick Diment, P.Geo., a qualified person. Assays were conducted by ALS Chemex in San Juan Argentina.

The program included normal insertion of blanks and check assays, the results of which indicated satisfactory procedures. Of the re-split core 120 of the 338 samples represented the same intervals as the original split core. The comparison of the arithmetic average of the twinned samples is as follows:

                                      VICEROYEX SAMPLING                            ANGLO SAMPLING
                                      ------------------                ---------------------------------------
120 PAIRS                                4.036 g/t Au                   3.52 g/t Au
PAIRS <1g/t Au                           0.298 g/t Au                   0.25 g/t Au             76 sample pairs
PAIRS >1g/t Au                           10.49 g/t Au                   9.17 g/t Au             44 sample pairs


Due to the condition of the core the identical individual sample intervals could not be duplicated for the entire core sampled. The check sampling program was however, able to sample approximately the same intervals as reported by Anglo, although individual samples were of different lengths and there were minor missing. A comparison is presented in the following table. The " H" designation indicates a surface diamond drill hole while "UH" indicates an underground hole.

           TABLE OF COMPARATIVE INTERVALS ON A WEIGHTED AVERAGE BASIS

     DRILL HOLE       INTERVAL                       LENGTH               VICEROY              ANGLO
                      (METERS)                       (METERS)             (AU G/T)             (AU G/T)
     ----------       --------                       --------             -------              --------
        H-17          100.0-155.0                    55.0                 1.77                 1.41

        H-18          84.0-99.0                      15.0 (14.75)*        1.49                 1.40
                      112.0-115.5                    3.5 (3.35)           1.20                 2.02

       H-18A          126.5-131.0                    4.5 (4.0)            5.77                 2.80

        UH-1          18.0-19.5                      1.5                  1.62                 0.613

        UH-3          3.0-6.0                        3.0 (2.62)           18.1                 16.8

        UH-6          6.0-12.0                       6.0                  1.56                 1.44

        UH-8          3.0-3.5                        0.5                  51.3                 32.0

       UH-10          11.0-13.0                      2.0                  0.562                0.360
                      48.0-49.0                      1.0                  3.98                 0.540

       UH-11          22.0-23.5                      1.5                  5.34                 4.47
                      46.5-47.0                      0.5                  1.54                 1.64
                      47.0-49.0                      2.0                  0.105                0.042

       UH-12          48.0-51.5                      3.5                  0.128                0.087

       UH-13          13.0-19.0                      6.0                  0.248                0.167
                      39.0-40.0                      1.0                  1.22                 0.60
                      43.0-43.5                      0.5                  13.0                 7.18

       UH-19          20.0-32.0                      12.0                 0.042                0.107

       UH-20          12.0-24.0                      12.0                 0.252                0.193

       UH-21          13.0-22.0                      8.0 (7.73)           3.83                 4.22

       UH-22          6.0-13.0                       7.0 (6.29)           0.568                0.449

       UH-27          6.0-15.0                       9.0 (9.6)            0.384                0.483
                      34.0-41.0                      7.0                  0.329                0.323

       UH-28          2.0-4.0                        2.0                                       6.31
                      1.61-4.17                      2.56                 0.113

       UH-29          15.0-23.5                      8.5 (9.0)            0.822                1.75

       UH-33          12.0-15.0                      3.0                  0.695                0.514
                      Interval 13.0-13.5 missing

       UH-35          10.0-16.0                      6.0 (5.65)           0.138                0.560

       UH-36          4.0-4.5                        0.5                  5.48                 0.67

       UH-37          10.5-13.0                      2.5                  0.953                0.836
                      14.0-18.0                      4.0                  0.686                0.535

       UH-39          17.0-20.5                      3.5 (3.52)           10.8                 17.5

       UH-41          10.5-17.0                      6.5                  19.0                 21.9

       UH-43          33.0-40.0                      7.0 (6.95)           1.43                 1.26

       UH-45          3.0-5.0                        2.0                  0.046                0.022
                      5.0-5.5                        0.5                  1.42                 0.080
                      24.0-27.0                      3.0                  30.2                 30.4
                      39.0-45.0                      6.0                  0.724                0.924


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



     DRILL HOLE       INTERVAL                       LENGTH               VICEROY              ANGLO
                      (METERS)                       (METERS)             (AU G/T)             (AU G/T)
     ----------       --------                       --------             -------              --------
       UH-82          4.0-22.5                       18.5                 6.58                 6.97

       UH-116         0.0-6.0                        6.0                  6.14                 2.68
                      6.0-9.5                        3.5                  0.080                0.084
                      9.5-17.0                       7.5                  5.08                 4.71

*interval in brackets represents actual length of interval that was re-sampled

The above results confirm the validity of the Anglo data and the Company will now proceed to complete a revised resource calculation for the Amelia Ines area.

Viceroy Exploration Ltd. is a junior exploration company which owns 100% of the advanced stage Gualcayamo exploration project in Argentina with over 1.5 million ounces of gold in resource, and four additional early stage exploration projects. Its main focus is the development of the Gualcayamo property. The Company is well funded with approximately $7 million in treasury. For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com or call us at 604.669.4777, or email at info@viceroyexploration.com.



For further information contact:
Patrick G. Downey, CEO and President
Tel:  604-669-4777
TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

FORWARD LOOKING STATEMENT
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.


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                            (2003 ROCK GEO CHEM MAP)







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